

SO ORDERED.

Dated: July 23, 2010

REDFIELD T. BAUM, SR
U.S. Bankruptcy Judge

John J. Hebert (010633)
Mark W. Roth (010708)
Wesley D. Roth (026351)
POLSINELLI SHUGART PC
Security Title Plaza
363 North Central Avenue, Suite 1200
Phoenix, Arizona 85012
Telephone: (602) 650-2000
Facsimile: (602) 264-7033
E-Mail: jhebert@polsinelli.com
E-Mail: mroth@polsinelli.com
E-Mail: wray@polsinelli.com
Attorneys for Debtors

Cathy L. Reece (005932)
Keith L. Hendricks (012750)
FENNEMORE CRAIG, P.C.
3003 N. Central Ave., Suite 2600
Phoenix, Arizona 85012
Telephone: (602) 916-5343
Facsimile: (602) 916-5543
Email: creece@fclaw.com
Attorneys for Textron Financial Corporation

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF ARIZONA

In re ILX RESORTS INCORPORATED, et al., Debtors. This filing applies to all Debtors.	Chapter 11 Case No. 2-09-bk-03594-RTB Case No. 2:09-bk-03595-RRB Case No. 2:09-bk-03596-RTB Case No. 2:09-bk-03598-RTB Case No. 2:09-bk-03599-RTB Case No. 2:09-bk-03600-RTB Case No. 2:09-bk-03601-RTB Case No. 2:09-bk-03603-RTB Case No. 2:09-bk-03604-RTB Case No. 2:09-bk-03605-RTB Case No. 2:09-bk-03606-RTB Case No. 2:09-bk-03608-RTB Case No. 2:09-bk-03609-RTB Case No. 2:09-bk-03610-RTB Case No. 2:09-bk-03612-RTB Case No. 2:09-bk-03617-RTB Jointly Administered under Case No. 2:09-bk-03594-RTB

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ORDER CONFIRMING FIRST AMENDED JOINT PLAN OF REORGANIZATION BY TEXTRON FINANCIAL CORPORATION AND DEBTORS

The hearing on confirmation of the First Amended Joint Plan of Reorganization by Textron Financial Corporation ("Textron Financial") and Debtors ("Plan")[1], was held on July 23, 2010 (the "Confirmation Hearing") before the Honorable Redfield T. Baum, United States Bankruptcy Judge for the District of Arizona (the "Court") in the above captioned jointly administered cases of ILX Resorts Incorporated, ILE Sedona Incorporated, ILX Tourist Station Incorporated, ILX-Bruno LLC, Los Abrigados Partners Limited Partnership, Genesis Investment Group Inc., Puerto Penasco Vacations Destinations, S.de R.L. de C.V., Premiere Development Incorporated, Sea of Cortez Premiere Vacation Club, S.de R.L. de C.V., Rocky Point Genesis Incorporated, VCA Tucson Incorporated, VCA South Bend Incorporated, VCASB Partners General Partnership, First Piggy LLC, Harbor Southwest Development Inc., and ILX Bell Rock Incorporated, the debtors in possession (collectively, the "Debtors").

The Court, having considered all the evidence presented and the pleadings filed in support of and in opposition to the Plan, and having considered the record in the case, the arguments, stipulations, representations and statements of counsel at the Confirmation Hearing, hereby makes the following findings of fact and conclusions of law in support of the Court's order confirming the Plan. All such findings of fact shall constitute findings even if stated as conclusions of law, and all such conclusions of law shall constitute conclusions even if stated as findings of fact.

THIS COURT HEREBY MAKES ITS FINIDNGS OF FACT AND CONCLUSIONS OF LAW AND ORDERS AS FOLLOWS:

1.   Confirmation of the Plan is a "core" proceeding under 28 U.S.C. § 157(b)(2). The Court is empowered to enter final and dispositive orders concerning the

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[1] Capitalized terms not defined herein shall be used as defined in the Plan.

1 Plan, the Disclosure Statement and matters related thereto pursuant to 28 U.S.C. § 157(b)

2 and § 1334.

3   2.   On March 2, 2009 ("Petition Date") the Debtors voluntarily filed their

4 petitions under Chapter 11 of the Bankruptcy Code.

5   3.   On June 21, 2010, the Court entered the "Order Approving First Amended

6 Disclosure Statement in Support of First Amended Joint Plan of Reorganization by

7 Textron Financial Corporation and Debtors and Establishing Confirmation Procedures

8 Related Thereto" (the "Disclosure Statement Order") and on June 18 entered the "Order

9 Establishing Notice Procedures Relating to the Joint Plan of Reorganization and the

10 Motion to Approve the Sale of Substantially All of the Debtors' Assets" (the "Notice

11 Order"). The Disclosure Statement Order fixed deadlines for voting on and filing

12 objections to the Plan and scheduled the Confirmation Hearing. In accordance with the

13 Disclosure Statement Order, the Debtors served by mail copies of the Solicitation Package

14 on the United States Trustee, the Securities and Exchange Commission and all the known

15 creditors. A notice summarizing the nature and effects of the Plan and the dates and times

16 set for any hearings related to the Plan was served upon all timeshare owners and equity

17 security holders. Debtors also published the notice in certain publications as approved by

18 the Court and posted the notice and pleadings on its website as approved by the Court.

19 The Court finds that due and proper notice was provided to all interested parties regarding

20 confirmation of the Plan and that the opportunity for any party in interest to object to

21 confirmation was adequate and appropriate to all parties affected by the Plan.

22   4.   The solicitation in favor of the Plan was carried out in good faith.

23   5.   In accordance with the Disclosure Statement Order, the Ballot Report was

24 filed on July 20, 2010 and was presented to the Court at the Confirmation Hearing. The

25 Ballot Report is accepted and approved by the Court as properly classifying and counting

26 the acceptances and rejections of the Plan and any objections to the Ballot Report are

27 overruled.

28   6.   As set forth in the Ballot Report, holders of several impaired Classes cast

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1 timely ballots by the requisite majorities to accept the Plan in both dollars and numbers.

2 The Debtors and Textron Financial asked for confirmation to proceed under Section

3 1129(a) and (b) of the Bankruptcy Code.

4   7.   This Plan complies with applicable provisions of the Bankruptcy Code,

5 thereby satisfying Section 1129(a)(1).

6   8.   The Proponents of the Plan have complied with the applicable provisions of

7 the Bankruptcy Code and other relevant law thereby satisfying Section 1129(a)(2).

8   9.   The Plan has been proposed in good faith and not by any means forbidden

9 by law thereby satisfying Section 1129(a)(3).

10   10.   Payments made or promised to be made by Debtors for services or costs and

11 expenses in connection with the cases or the Plan have been disclosed to the Court, and

12 will not be paid until approved by the Court, thereby satisfying Section 1129(a)(4).

13   11.   The Debtors will remain in existence post-confirmation only for the limited

14 purpose of winding down their affairs and employees, directors and officers will continue

15 in their duties only for that limited purpose. Such retention of existing employees,

16 directors and officers is consistent with the interests of creditors, equity security holders,

17 and public policy.

18   12.   No governmental regulatory commission has jurisdiction over the rates

19 charged by the Debtors, and therefore the requirements of Section 1129(a)(6) are not

20 applicable to the Plan.

21   13.   Each holder of a claim or interest has accepted the Plan, or will receive or

22 retain under the Plan on account of such claim or interest property of a value, as of the

23 Effective Date of the Plan, that is not less than the amount such holder would receive

24 under a chapter 7 liquidation thereby satisfying Section 1129(a)(7).

25   14.   Section 1129(a)(9) is satisfied because, except to the extent that the holder

26 of a particular claim has agreed to a different treatment of such claim, the Plan provides

27 that such holder of a priority claim will receive payment on account of such Allowed

28 Claim on the later of the Effective Date or the date on which the Claim is Allowed.

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4

15.   At least one impaired class of Claims, determined without including any acceptance of the Plan by any insider holding a claim of such class, has accepted the Plan thereby satisfying Section 1129(a)(10).

16.   The Plan is feasible and Section 1129(a)(11) has been satisfied.

17.   The Plan does not discriminate unfairly among creditors or classes, and the designation of classes under the Plan is based upon the substantial similarity of all claims in each such class, is reasonable, was arrived at in good faith, and was not made for the purpose of affecting the vote in any such class, or for any improper purpose thereby satisfying Sections 1122 and 1123.

18.   All fees payable under Section 1930 of Title 28 of the United States Code, as determined by the Court at the hearing on confirmation of the Plan, have been paid or the Plan provides for the payment of all such fees on the Effective Date of the Plan, and thereby satisfying Section 1129(a)(12).

19.   The Debtors have no continuing obligations to provide retiree benefits, as that term is defined in Section 1114 of the Bankruptcy Code, and the Plan provides for payment of all administrative expenses associated with the necessary administration of existing retiree benefits.

20.   With respect to any rejecting class, the Plan does not discriminate unfairly and is fair and equitable with respect to each class of claims or interests that is impaired under and has not accepted the Plan, thereby satisfying the requirements of Section 1129(b).

21.   The settlement and releases between the Debtors and Textron Financial, and their respective representatives, officers, and directors, as set forth in Article VI.H of the Plan, among other places, are in the best interest of the Debtors, the Estates and the holders of Claims and Interests, are fair and equitable, are made in good faith, and are approved by the Court pursuant to Section 1123 and Rule 9019

BASED ON THE FOREGOING, IT IS ORDERED, ADJUDGED, DECREED AS FOLLOWS:

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A. All of the applicable requirements of Section 1129(a) have been satisfied or do not apply with respect to the Plan except for 1129(a)(8), and the Plan complies with the confirmation requirements of Section 1129(b).

B. The Plan, as modified hereby or on the record at the Confirmation Hearing, is hereby confirmed. All objections to confirmation of the Plan that have not been withdrawn, waived or settled shall be, and hereby are, overruled on the merits.

C. The Sale to ILX Acquisition, Inc. contemplated under the Plan has been approved and provided for in a separate order entered by this Court. Except as otherwise provided in the Plan or in the order approving the Sale, such Sale shall be free and clear of liens, claims, encumbrances and interests except (i) those existing liens and security interests encumbering current timeshare interest holders' real property ownership interests and timeshare interests relating to Los Abrigados Resort, including mortgages and deeds of trust, that had been made by such timeshare interest holders in favor of one or more of the Debtors (whose rights thereunder will be transferred to ILX Acquisition, Inc. pursuant to the Sale contemplated by the Plan); and (ii) the collateral assignment to Textron Financial of the mortgages and deeds of trust described in the section (i) above and the related notes from timeshare interest holders, in connection with Textron Financial's loan documents with the Debtors, exclusive of all existing representations, warranties, and covenant obligations set forth therein. Except as set forth in this Order and the order approving the Sale contemplated by the Plan, the above-referenced real property ownership interests and timeshare interests will not be negatively affected by the Sale or the transaction contemplated in this Order, other than temporary delays from the transition from Debtors to ILX Acquisition, Inc.

D. Nothing in this Order, Confirmation of the Plan, the order approving the Sale or the Sale will negatively affect the Debtors' current timeshare interest holders' real property ownership interests and timeshare interests, other than temporary delays from the transition from Debtors to the Buyer, and such real property ownership interests and timeshare interests will continue to be governed by all documents governing such

, P.C.

interests.

E.   Pursuant to Section 1146(a), the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security, the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including any deeds, bills of sale or assignment executed in connection with any of the transactions contemplated under the Plan shall not be subject to any stamp, real estate transfer, speculative builder, transaction privilege, mortgage recording or other similar tax. All filing or recording officers, wherever located and by whomever appointed, are hereby directed to accept for filing or recording, and to file or to record upon presentation thereof, all instruments of transfer without payment of any mortgage recording tax, stamp tax, real estate transfer tax, speculative builder, transaction privilege or other similar tax imposed by federal, state or local law. The Court specifically retains jurisdiction to enforce the foregoing direction by whatever means within the Court's jurisdiction and power.

F.   Pursuant to Section 1145, the issuance of the beneficial interests in the Liquidating Trust under the Plan satisfy the requirements of Section 1145(a) and the beneficial interests in the Liquidating Trust are therefore exempt from registration under the Securities Act and state securities laws.

G.   Pursuant to the agreement of Debtors and Textron Financial and in order to satisfy concerns expressed by the Securities and Exchange Commission, the following provision will be added to the Plan as a new Article XV:

XV. SECURITIES EXEMPTIONS.
   Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state law if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate of the debtor participating in a joint plan with the debtor or of a successor to the debtor under the plan; (ii) the recipient of

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the securities must hold claims against or interests in the debtor; and (iii) the securities must be issued in exchange (or principally in exchange) for the recipient's claim against or interests in the debtor. The Plan Proponents believe that the issuance of the beneficial interests in the Liquidating Trust under the Plan satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and are therefore exempt from registration under the Securities Act and state securities laws. To the extent the Liquidating Trustee needs advice to determine whether he needs to file any reports or register under Section 12(g) of the Securities Exchange Act of 1934 with the Commission, the Liquidating Trustee will hire securities counsel to assist him in this determination.

H.   The Liquidating Trust established pursuant to the Plan is hereby approved and the issuance of the beneficial interests is authorized and approved. The Liquidating Trust Agreement, in substantially the form attached to the Disclosure Statement, is approved. David Reaves is hereby approved and appointed as the Liquidating Trustee. The Debtors are authorized to take all actions necessary to consummate the terms of the Liquidating Trust Agreement and to establish the Liquidating Trust. The Debtors, through any director or officer, and the Liquidating Trustee are authorized to execute any document necessary to effectuate and implement this Order and this paragraph.

I.   The Debtors are authorized to take all actions necessary to consummate the terms of the Plan, and the Debtors, through any director or officer, are authorized, empowered and directed to execute any document necessary to effectuate and implement this Order, the Liquidating Trust Agreement, the Escrow Agreement, the Stock Pool Agreement, the Plan and the Sale, among other things.

J.   The Court will retain jurisdiction for certain purposes as provided for in the Plan. The Court's retention of jurisdiction shall not, and does not, affect the finality of the Confirmation Order.

K.   Pursuant to the agreement of Debtors and Textron Financial and in order to

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address the concerns of the Securities and Exchange Commission and the United States Trustee, the Plan is modified by deleting in its entirety the language in Article VII on page 33 and replacing it with the following language:

VII. **EFFECT OF CONFIRMATION**.

As of the Confirmation Date, any party that has held, currently holds, or may hold a Claim or other debt or liability or an Equity Interest, is permanently enjoined from taking any of the following actions on account of such Claims, debts, liabilities, or Equity Interests; (a) commencing or continuing in any manner any action or other proceeding against any property to be distributed under this Plan; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree, or order against any property to be distributed under this Plan; (c) creating, perfecting, or enforcing any lien or encumbrance against any property to be distributed under this Plan; and (d) commencing or continuing any action, in any manner, in any place, that does not comply with or is inconsistent with the provisions of this Plan or the Bankruptcy Code. The Debtors will not receive a discharge under Section 1141(d)(3) of the Code.

All claims arising from, or related to, any act or omission of the Debtors, or their current and former officers, directors, employees, agents, brokers, advisors, shareholders, representatives, and professionals and their affiliates, heirs, assigns and successors, after the petition date must be brought in, and adjudicated by, the United States Bankruptcy Court for the District of Arizona. Any action brought in any forum that is not in accordance with this paragraph is hereby enjoined, subject to jurisdictional limitations.

The Debtors and their current and former officers, directors, employees, agents, brokers, advisors, shareholders, representatives, and professionals and their affiliates, heirs, assigns and successors are hereby released from any and all claims arising from, or related to, any independent action of the Purchaser upon or after the closing of the Sale.

L.   Pursuant to the agreement of Debtors and Textron Financial, and in order to clarify and state more clearly the mutual releases between Textron Financial and the Debtors, the Plan shall be modified as follows:

1. On page 13, line 14-15, the phrase "against Textron Financial, the Debtors and their respective representatives" shall be deleted and replaced with "between Textron Financial and Debtors, as set forth in Article VI.H below, relating to the Textron Financial Mortgage Loan, Receivables Loan and USFS Land Mortgage Loan,".

2. On page 23, line 9 the word "against" shall be replaced with the phrase "between the Debtors and".

3. On page 32 and 33, the language in Article VI.H of the Plan shall be deleted and replaced in its entirety with the following:

H. <u>Settlements and Releases under the Plan</u>

Pursuant to the agreement between Textron Financial and Debtors, upon the Effective Date any and all claims and causes of action that any of the Debtors and the Estates have against Textron Financial or its officers, directors, representatives and professionals, and all claims and causes of action, other than Textron Financial's Allowed Secured Claim, that Textron Financial has against any of the Debtors, Estates or their respective officers, directors, representatives, and professionals, relating to the Textron Financial Mortgage Loan, Receivables Loan and USFS Land Mortgage Loan, including but not limited to, any challenges to the amount, validity and priority of any of Textron Financial's liens or security interests in Debtors' assets, are released and waived, provided however that the obligations under the Plan, the Escrow Agreement and the Asset Purchase Agreement and any other similar Plan documents involving the Debtors and Textron Financial are not released. As discussed in the Disclosure Statement and herein, pursuant to Section 1123 of the Code and Rule 9019, and in consideration for the benefits provided herein, and as a result of arm's-length negotiations, on the Effective Date, the provisions of this Plan shall constitute a good faith compromise and settlement of all such causes of actions between the parties. The Confirmation Order will constitute the Court's finding and determination that the settlement and releases are in the best interest of the Debtors, the Estates and the holders of Claims and Interests, are fair and equitable, are made in good faith, and are approved by the Court pursuant to Sections 1123 and Rule 9019.

4. On page 29, line 6-9 the first two sentences shall be deleted and replaced with the following: "It is anticipated that Debtor ILX shall continue in existence after the Effective Date for such time as is necessary for it to be dissolved according to state law and as necessary for its wind-up activities and for securities filings to be made to end its public reporting obligation."

5. On page 37, line 27, the phrase "upon the Effective Date shall be added to the end of the first sentence of Article XIII. On page 38, line 4, the

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phrase "Except as set forth below," shall be added before "The Plan Proponents".

On page 38, line 15, the following new sentence shall be added, "No later than 28 days after the Confirmation Hearing, and in any event prior to the Effective Date, the Debtors may file a motion to assume and assign executory contracts that do not appear on Exhibit "G"."

M.   The settlement and releases between the Debtors and Textron Financial and their respective representatives, officers, directors and professionals as set forth in Article VI.H of the Plan, among other articles, are approved pursuant to Section 1123 and Rule 9019.

N.   The modifications and changes to the Plan made in this Order and on the record at the Confirmation Hearing are not materially adverse to any party in interest and are expressly approved by the Court and shall be incorporated into the Plan.

O.   The 14 day stay of a Confirmation Order under Bankruptcy Rule 3020(e) is hereby waived and shall not be applied to this Order.

SO ORDERED AND DATED AND SIGNED ABOVE.

2334757

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File a Plan:

2:09-bk-03594-RTBP ILX RESORTS, INC.

Type: bk	Chapter: 11 v	Office: 2 (Phoenix)
Assets: y	Judge: RTBP	Case Flag: JointAdmin, Exhibits

U.S. Bankruptcy Court

District of Arizona

Notice of Electronic Filing

The following transaction was received from WESLEY DENTON RAY entered on 6/17/2010 at 5:57 PM AZ and filed on 6/17/2010

Case Name: ILX RESORTS, INC.
Case Number: 2:09-bk-03594-RTBP
Document Number: 457

Docket Text:
First Amended Chapter 11 Plan *of Reorganization by Textron Financial Corporation and Debtors* filed by WESLEY DENTON RAY of POLSINELLI SHUGHART on behalf of ILX RESORTS, INC. (related document(s)[456] Disclosure Statement).(RAY, WESLEY)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: Z:\USERS\Hebert\Client Files\ILX\Pleadings\1st Amd Plan.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=875559564 [Date=6/17/2010] [FileNumber=18215668-0
] [1a85272f457e05435e18d30aebe6ca7ab48bfe3fdcaacda0dd2317b7f33c135cf2c
9b38e961edc5f2960b04dd51025c7044fdd4a1af9b33d7c5733c284433b51]]

2:09-bk-03594-RTBP Notice will be electronically mailed to:

BARBARA LEE CALDWELL on behalf of Creditor MARICOPA COUNTY
blc@ashrlaw.com

TERRY A. DAKE on behalf of Interested Party Dale Ulrich
tdake@cox.net

DONALD F. ENNIS on behalf of Creditor Concord Servicing Corporation
dfennis@swlaw.com, dbokich@swlaw.com;docket@swlaw.com

DON C. FLETCHER on behalf of Creditor Hugh E. Green
dfletcher@lakeandcobb.com

JOHN J. HEBERT on behalf of Debtor FIRST PIGGY, LLC

jhebert@polsinelli.com, PhoenixBankruptcyECF@Polsinelli.com

KEITH L. HENDRICKS on behalf of Creditor TEXTRON FINANCIAL CORPORATION
khendric@fclaw.com, csmith@fclaw.com

RICHARD HENRY HEROLD on behalf of Creditor Federal Deposit Insurance Corporation, As
Receiver for Irwin Union Bank, F.S.B.
rherold@hinshawlaw.com,
cwaugh@hinshawlaw.com;jfranklin@hinshawlaw.com;ihoward@hinshawlaw.com

JAMES KNELLER on behalf of Creditor Arizona Public Service
jim@jimknellerlaw.com

THOMAS G. LUIKENS on behalf of Interested Party ROUNDHOUSE RESORT VACATION PLAN
OWNERS ASSOCIATION
Thomas.Luikens@azbar.org, tgllegalassistant@earthlink.net

FRANK F. MCGINN on behalf of Creditor Iron Mountain Information Management, Inc.
ffm@bostonbusinesslaw.com

HOWARD C. MEYERS on behalf of Creditor The Steele Foundation
hmeyers@bcattorneys.com, bchesley@bcattorneys.com

ETHAN BENNETT MINKIN on behalf of Creditor US BANK NATIONAL ASSOCIATION
ethan.minkin@kutakrock.com, kathryn.fitchett@kutakrock.com

WILLIAM NOVOTNY on behalf of Creditor CANYON PORTAL II, L.L.C.
william.novotny@mwmf.com

WESLEY DENTON RAY on behalf of Debtor FIRST PIGGY, LLC
wray@polsinelli.com, PhoenixBankruptcyECF@Polsinelli.com

CATHY L. REECE on behalf of Creditor TEXTRON FINANCIAL CORPORATION
creece@fclaw.com, gkbacon@fclaw.com

MARK W. ROTH on behalf of Debtor GENESIS INVESTMENT GROUP, INCORPORATED
mroth@polsinelli.com, PhoenixBankruptcyECF@Polsinelli.com

PHILIP R. RUDD on behalf of Debtor ILX RESORTS, INC.
prudd@polsinelli.com, PhoenixBankruptcyECF@Polsinelli.com

KELLY SINGER on behalf of Creditor Resort Funding, LLC
ksinger@ssd.com, kgraves@ssd.com;;tsalerno@ssd.com;dkampen@ssd.com;khutchison@ssd.com

ARTURO A. THOMPSON on behalf of Debtor ILX RESORTS, INC.
athompson@polsinelli.com, PhoenixBankruptcyECF@Polsinelli.com

LARRY K. UDALL on behalf of Creditor NAVOPACHE ELECTRIC COOPERATIVE, INC.
ludall@cgsuslaw.com, mwalker@cgsuslaw.com;cyoungberg@cgsuslaw.com

LARRY LEE WATSON on behalf of U.S. Trustee U.S. TRUSTEE

larry.watson@usdoj.gov

GERMAN YUSUFOV on behalf of Creditor PIMA COUNTY
pcaocvbk@pcao.pima.gov

EDWARD M ZACHARY on behalf of Creditor M&I Marshall & Ilsley Bank
edward.zachary@bryancave.com, pxdocket@bryancave.com;smcelenney@bryancave.com

1 FENNEMORE CRAIG, P.C.
   Cathy L. Reece (No. 005932)
2 Keith L. Hendricks (012750)
   3003 North Central Avenue, Suite 2600
3 Phoenix, Arizona 85012-2913
   Telephone: (602) 916-5343
4 Facsimile: (602) 916-5543
   Email: creece@fclaw.com
5 Attorneys for Textron Financial Corporation

6 POLSINELLI SHUGHART PC
   John J. Hebert (No. 010633)
7 Mark W. Roth (No. 01078)
   Wesley D. Ray (No. 026351)
8 Security Title Plaza
   3636 North Central Avenue, Ste. 1200
9 Phoenix, Arizona 85012
   Telephone: (602) 650-2000
10 Email: jhebert@polsinelli.com
   Email: mroth@polsinelli.com
11 Email: wray@polsinelli.com
   Attorneys for Debtors.

12

13   IN THE UNITED STATES BANKRUPTCY COURT
            FOR THE DISTRICT OF ARIZONA

14	In re	Chapter 11
15	ILX RESORTS INCORPORATED, et al.,	Case No. 2:09-bk-03594-RTB
16		Case No. 2:09-bk-03595-RTB
		Case No. 2:09-bk-03596-RTB
17	Debtors.	Case No. 2:09-bk-03598-RTB
		Case No. 2:09-bk-03599-RTB
18		Case No. 2:09-bk-03600-RTB
		Case No. 2:09-bk-03601-RTB
19		Case No. 2:09-bk-03603-RTB
		Case No. 2:09-bk-03604-RTB
20		Case No. 2:09-bk-03605-RTB
		Case No. 2:09-bk-03606-RTB
21		Case No. 2:09-bk-03608-RTB
		Case No. 2:09-bk-03609-RTB
22	This pleading applies to all Debtors.	Case No. 2:09-bk-03610-RTB
		Case No. 2:09-bk-03612-RTB
23		Case No. 2:09-bk-03617-RTB
24		Jointly Administered under Case No. 2:09-bk-03594-RTB
25		**FIRST AMENDED JOINT PLAN OF REORGANIZATION BY TEXTRON FINANCIAL CORPORATION AND DEBTORS**
26		

27

28

Textron Financial Corporation ("Textron Financial") and ILX Resorts Incorporated ("ILX"), ILE Sedona Incorporated, ILX Tourist Station Incorporated, ILX-Bruno LLC, Los Abrigados Partners Limited Partnership, Genesis Investment Group Inc., Puerto Penasco Vacations Destinations, S.de R.L. de CV., Premiere Development Incorporated, Sea of Cortez Premiere Vacation Club, S. de R.L. de C.V., Rocky Point Genesis Incorporated, VCA Tucson Incorporated, VCA South Bend Incorporated, VCASB Partners General Partnership, First Piggy LLC, Harbor Southwest Development Inc., and ILX Bell Rock Incorporated (collectively the "Debtors"), as debtors-in-possession in the above-entitled jointly administered Chapter 11 cases, hereby submit their First Amended Joint Plan of Reorganization by Textron Financial Corporation and Debtors (the "Plan") pursuant to § 1121(a) of the Bankruptcy Code.[1]

I. DEFINITIONS

For purposes of this Plan, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined have the meanings ascribed to them in Section I of the Plan. Any term used in the Plan that is not defined in the Plan but is defined in the Bankruptcy Code or the Bankruptcy Rules retains the meaning ascribed to such term in the Bankruptcy Code or the Bankruptcy Rules. Whenever the context requires, such terms include the plural as well as the singular, the masculine gender includes the feminine gender, and the feminine gender includes the masculine gender.

As used in this Plan, the following terms have the meanings specified below:

Administrative Claim: Every cost or expense of administration in the pending cases, including, but not limited to, any actual and necessary expenses of preserving or disposing of the assets of any one or more of the estates, any actual and necessary

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[1] The Joint Plan is the result of a joint effort by the Debtors and Textron Financial to settle the various issues that have arisen out of Textron Financial's Stay Relief Motion and Objection to Debtors' Plan, among other things. In the event that the Joint Plan and the Sale contemplated by the Joint Plan are not approved by the Court and do not close, Debtors and Textron Financial reserve any and all of their rights and arguments and nothing herein shall be deemed an admission by either party.

expenses incurred in operating any one or more of the Debtors' businesses post-petition and all Claims approved under §507 or § 503 of the Bankruptcy Code, including professional fees and costs approved by the Court.

Allowed Claim: Allowed Claim shall mean a Claim:

(a) with respect to which a proof of claim has been filed with the Court within the applicable period of limitation fixed by Rule 3003 of the Bankruptcy Rules or by any Order of the Court setting a Bar Date, and to which no objection to the allowance of the Claim has been filed by any one or more of the Debtors against whom a Claim was filed or any other party or as to which any such objection has been determined by an order or judgment of the Court which is no longer subject to appeal and to which no appeal is pending, or

(b) is scheduled in the list of creditors prepared and filed with the Court pursuant to Rule 1007(b), of the Bankruptcy Rules, and not listed as disputed, or contingent or unliquidated as to the amount.

An Allowed Claim shall not include unmatured or post-petition interest, penalties, fees or costs, unless specifically stated in the Plan. A Claim shall be allowed only for the amount of money or money's worth actually paid to any one or more of the Debtors, plus any interest allowed by the Court or agreed upon by the Plan Proponents. Notwithstanding §502(a) of the Code and Bankruptcy Rules 3001 and 3003, for the purposes of the Plan, a Claim shall not be an Allowed Claim unless it satisfies the definition of Allowed Claim under this Plan.

Allowed Interest: An Allowed Interest shall mean an Interest in any one or more of the Debtors held by a person or entity, as of the Effective Date, and as to which Interest no objection has been made within the time allowed for the making of objections, or as to which such Interest is allowed by a final order, or an Interest as to which a timely and proper proof of interest has been filed, and as to which proof of interest no objection has been made within the time allowed for making objections.

Allowed Priority Claim: The Allowed Claim of a Claimant that is entitled to priority in payment under 11 U.S.C. §507(a)(4) through (a)(8).

Allowed Secured Claim: Unless specifically stated in the Plan, an Allowed Claim to the extent that such Allowed Claim is secured by a lien which is unavoidable, on property in which the estate has an interest, to the extent of the value of the Creditor's interest in the estate's interest in such property as determined in light of the purpose of the valuation and of the proposed disposition and use of such property. For purposes of treatment under this Plan, an Allowed Secured Claim shall not include an Interdebtor Claim.

Allowed Unsecured Claim: An Allowed Claim to the extent that such Allowed Claim is not secured by a lien on property in which any Debtor has an interest, including any Deficiency Claim.

Bankruptcy Code: 11 U.S.C. §101 et seq.

Bankruptcy Court: The United States Bankruptcy Court for the District of Arizona or any other court that may have jurisdiction over this case or any proceeding arising under, in, or relating to this case.

Bankruptcy Rules: Collectively, the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as applicable to the Chapter 11 cases, as now in effect or hereafter amended.

Bar Date(s): September 15, 2009, as established by Order of the Court entered August 3, 2009.

Buyer: The successful purchaser at the Sale.

Chapter 11: Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. § 1101, et seq.

Claim: (a) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, which right arose or accrued prior to the date of

Confirmation, or; (b) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured, where such right arose or accrued prior to Confirmation, or; (c) a claim arising under 11 U.S.C. §502(g).

Claimant or Creditor: Any person or entity that asserts a Claim.

Class: Any category of holders of Claims or Equity Interests classified by this Plan as belonging to a single particular class pursuant to 11 U.S.C. §1123 (a) (1).

Confirmation: The signing by the Bankruptcy Court of the Confirmation Order.

Confirmation Date: The date upon which the Confirmation Order is entered upon the docket.

Confirmation Hearing: The hearing held by the Bankruptcy Court regarding Confirmation of the Plan, as it may be continued from time to time.

Confirmation Order: The Order signed by the Bankruptcy Court pursuant to 11 U.S.C. §1129 confirming this Plan.

Contingent Claim: Any Claim for which a proof of claim has been filed with the Bankruptcy Court: (a) which was not filed in a sum certain, or which has not accrued and is dependent on a future event that has not occurred and may never occur, and (b) which is listed in the Debtors' schedules as contingent, and (c) which has not been allowed on or before the Confirmation Date.

Court: The United States Bankruptcy Court for the District of Arizona, which has jurisdiction in this case.

Debtors: ILX Resorts Incorporated ("ILX"), ILE Sedona Incorporated, ILX Tourist Station Incorporated, ILX-Bruno LLC, Los Abrigados Partners Limited Partnership, Genesis Investment Group Inc., Puerto Penasco Vacations Destinations, S. de R.L. de C.V., Premiere Development Incorporated, Sea of Cortez Premiere Vacation Club, S. de R.L. de C.V., Rocky Point Genesis Incorporated, VCA Tucson Incorporated,

VCA South Bend Incorporated, VCASB Partners General Partnership, First Piggy LLC, Harbor Southwest Development Inc., and ILX Bell Rock Incorporated.

Deficiency Claim: An allowed unsecured claim for an amount by which an Allowed Claim exceeds the value of any collateral securing such claim.

Disbursing Agent: The Disbursing Agent shall be the designated person for the Stock Pool to receive payments and make distributions to holders of ILX Stock. Nancy Stone shall be the Disbursing Agent.

Disclosure Statement: The First Amended Disclosure Statement in Support of First Amended Joint Plan of Reorganization by Textron Financial Corporation and Debtors, and any amendments, exhibits, and supplements thereto which is filed by Debtors and Textron Financial.

Disputed Claim: A Claim that any Debtor listed as unliquidated, or disputed or contingent in Debtors' Schedules or to which an objection has been filed which has not been resolved by a final order of the Bankruptcy Court.

Distribution Record Date: The date established in the Plan, or the date fixed by an Order of the Court establishing the date or dates for distributions to Allowed Claims or Allowed Interests under the Confirmed Plan.

Effective Date: The first business day after the terms and conditions set forth in the Plan have been satisfied or waived, but in no event prior to the closing of the Sale as hereafter defined.

Equity Interest: The interest of any holder of an equity security of any one or more of the Debtors, except the holders of ILX Stock, whether or not represented by any issued and outstanding shares of common or preferred stock, or other instrument evidencing a present ownership interest in any one or more of the Debtors, whether or not transferable, or any option, warrant, or right, contractual or otherwise, to acquire any such interest.

HOA(s): Homeowner associations which manage or otherwise relate to any timeshare resorts in which any of the Debtors own or has sold any timeshare interests.

Homeowners: Any Person who has acquired a timeshare interest from any of the Debtors, or affiliates of any Debtor, or owns a timeshare interest in an HOA managed by any of the Debtors.

Interdebtor Claim: Any Claim held by a Debtor against another Debtor.

ILX Resorts: A Debtor, ILX Resorts Incorporated.

ILX Resorts Affiliates: The direct and indirect non-debtor Subsidiaries of ILX Resorts, and, in addition, the HOAs.

ILX Resorts Affiliates Claims: Any Claims held by any of the ILX Resorts Affiliates against any of the Debtors in respect of an intercompany loan, advance or transfer.

ILX Stock: Any shares of ILX common stock and preferred stock owned by a shareholder on the Effective Date, which was not treasury stock on the Petition Date. Within 30 days after the Effective Date, the Disbursing Agent shall cause the ILX transfer agent to issue a certified list of the holders of common stock and preferred stock owned by each shareholder on the Effective Date (which shall also be the "record date" for corporate and such transfer agent's purposes), which was not treasury stock on the Petition Date and such list shall be deemed to be the definitive list of Class 5 Interests under this Plan, and upon its issuance Disbursing Agent shall have no further duty to resolve any disputes of any nature with regard to shareholdings.

IRS: The Internal Revenue Service.

Interest Holder: Any person or persons owning an Equity Interest in any one or more of the Debtors as of the Effective Date.

Joint Debtors: All of the Debtors in this jointly administered case.

Liquidating Trust: The ILX Liquidating Trust as established pursuant to Article V.B. of the Plan and the Liquidating Trust Agreement, which is included as <u>Exhibit "E"</u> in the Disclosure Statement.

Liquidating Trustee: The Liquidating Trustee as appointed pursuant to Article V.B. of the Plan and the Liquidating Trust Agreement.

Plan: The Plan of Reorganization, filed by the Debtors and Textron Financial in these jointly administered cases. The Joint Plan including any exhibits and schedules attached thereto, and including any and all amendments is the Plan for each Debtor.

Plan Proponents: Textron Financial and Debtors are the Plan Proponents.

Person: Any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, estate, trust, unincorporated association or organization, governmental agency, or associated political subdivision.

Petition(s): The original petitions under Chapter 11 filed by these jointly administered Debtors.

Petition Date: The date on which the Debtors' Petitions were filed, March 2, 2009.

Reorganized Debtor: Each of the Debtors as identified in this Plan (or by any exhibit or schedule filed prior to the Effective Date) on and after the Effective Date.

Sale: The sale of substantially all of the assets of the Debtors as described and provided for in the Plan.

Stock Pool: The Stock Pool established here for the deposit of assets contributed by Textron Financial from its collateral for distribution by the Disbursing Agent to holders of ILX Stock.

Subsidiary: Any corporation, association or other business entity of which at least the majority of the securities or other ownership interest(s) is owned or controlled by ILX Resorts and/or one or more subsidiaries of ILX Resorts, including any HOAs.

Undersecured: The term describing the Allowed Claim of a secured Creditor when the value of the collateral securing said Allowed Claim is less than the debt which serves as the basis of said Allowed Claim.

Unsecured Claim: An Allowed Claim against any Debtor which is not an Allowed Secured Claim or Allowed Priority Claim.

II. CLASSIFICATION OF CLAIMS AND INTERESTS.

A. Administrative Claims and Priority Claims – Class 1:

Class 1-A consists of Allowed Administrative Claims under 11 U.S.C. §507(a)(2), including but not limited to ordinary course post petition operating expenses (Administrative Claims).

Class 1-B consists of Allowed Priority Claims under 11 U.S.C. § 507(a)(4) through (8) (Priority Claims).

B. Allowed Secured Claims – Class 2:

Class 2-A consists of the Allowed Secured Claims of Textron Financial Corporation.

Class 2-B consists of the Allowed Secured Claims of Irwin Union Bank FSB.

Classes 2-C and 2-C-1 consist of the Allowed Secured Claims of Resort Funding, LLC.

Class 2-D consists of the Allowed Secured Claim of US Bank, National Association.

Class 2-E consists of the Allowed Secured Claim of M&I Marshall & Ilsley Bank.

Class 2-F consists of the Allowed Secured Claim of The Steele Foundation, Inc.

Class 2-G consists of the Allowed Secured Claim of Arizona Bank & Trust Co.

Class 2-H consists of the Allowed Secured Claim of Brentwood Credit Corporation.

Class 2-I consists of the Allowed Secured Claim of Netbank Business Finance.

Class 2-J consists of the Allowed Secured Claim of GMAC Financial Services.

Class 2-K consists of the Allowed Secured Claim of Maricopa County.

Class 2-L consists of the Allowed Secured Claim of Yavapai County.

Class 2-M consists of the allowed secured Claim of Coconino County.

Class 2-N consists of the Allowed Secured Claim of Navajo County.

Class 2-O consists of the Allowed Secured Claim of Gila County.

Class 2-P consists of the Allowed Secured Claim of Mohave County.

Class 2-Q consists of the Allowed Secured Claim of Pima County.

Class 2-R consists of the Allowed Secured Claim of St. Joseph County, Indiana.

Class 2-S consists of the Allowed Secured Claim of Larimer County, Colorado.

C. **Allowed Unsecured Claims - Class 3:**

Class 3 consists of the Allowed Unsecured Claims of Debtors.

D. **Allowed Equity Interests – Class 4:**

Class 4 consists of the Allowed Equity Interests in the Debtors, except the holders of ILX Stock.

E. **Allowed Interests in ILX Resorts - Class 5:** **Class 5** consists of the holders of the ILX Stock, as identified in the definitive certified list from the transfer agent as of the Effective Date described under "ILX Stock" herein.

III. TREATMENT OF CLASSES

A. **Class 1 – Administrative Claims and Priority Claims**

1. **Administrative Claims: 1-A**

This Class consists of Allowed Administrative Claims under 11 U.S.C. §507(a)(2) – Administrative Claims. The Allowed Claims of Class 1-A shall be paid in full, in cash, by the latest of (i) the Effective Date or as soon thereafter as is practicable, (ii) such date as may be fixed by the Bankruptcy Court or as soon thereafter as is practicable, and (iii) such date as the holder of such Claim and Plan Proponents have agreed to or shall agree to. Any Class 1-A Claim not allowed as of the Effective Date shall be paid as soon thereafter as it is allowed by the Court according to the terms of this Class. Post-petition ordinary course obligations shall continue to be paid from the cash available from the operations of the Debtors pursuant to the Cash Collateral Orders entered by the Court in these Cases and the cash remaining from the Sale pursuant to the agreement of the Plan Proponents or Orders entered by the Court. This Class is not impaired.

2. **Priority Claims: 1-B**

This Class consists of Allowed Priority Claims under 11 U.S.C. §507(a)(4) through (8). As provided in 11 U.S.C. §1129(a)(9)(B), unless they agree to an alternative form of treatment, the Allowed Priority Claims of Class 1-B shall be paid in full, in cash, by the latest of (i) the Effective Date or as soon thereafter as is practicable, (ii) such date as may be fixed by the Bankruptcy Court or as soon thereafter as is practicable, and (iii) such date as the holder of such Claim and Plan Proponents have agreed to or shall agree to. Any Class 1-B Claim not allowed as of the Effective Date shall be paid as soon thereafter as they are allowed by the Court according to the terms of this Class. This Class is not impaired.

B. **Class 2 – Allowed Secured Claims**

Class 2-A Allowed Secured Claims of Textron Financial Corporation

Class 2-A consists of the Allowed Secured Claims of Textron Financial. The Allowed Secured Claims of Textron Financial are set forth below:

(1)   Secured Construction and Mortgage Loan ("Mortgage Loan") with a principal balance of approximately $11,065,687, plus interest and fees. The Claim is secured by a valid and perfected first lien on multiple parcels of real estate and personal property.

(2)   USFS Land Mortgage Loan with a principal balance in the approximate amount of $4,577,706, plus interest and fees. The Claim is secured by a valid and perfected first lien on a parcel of real estate in Sedona, Arizona and personal property. The real property that secures this USFS Land Mortgage Loan shall be referred to as the "USFS Land."

(3)   TFC Hypothecation Line of Credit ("Receivables Loan") with a principal balance in the approximate amount of $12,038,414, plus interest and fees. The Claim is secured by a valid and perfected first lien on personal property and is cross collateralized with the Mortgage Loan.

On the Effective Date Textron Financial's Claims shall be deemed to be fully secured and Allowed in the amount of $27,681,807 plus interest and fees ("Textron Financial's Allowed Secured Claim") and free of all setoffs, counterclaims and reductions and its liens shall be deemed valid and perfected. All of Debtors' causes of action against Textron Financial shall be released and settled on the Effective Date. Provided that ILX Acquisition, Inc. is the Buyer, Textron Financial's Allowed Secured Claims shall be deemed to be paid as compromised on the Effective Date when its debt and liens related to purchased assets are assumed subject to the liens of Textron Financial on terms and conditions mutually agreed to by ILX Acquisition, Inc. as the Buyer and Textron Financial as a part of a Sale, and when the USFS Land is transferred to Textron Financial or its nominee by Debtors free and clear of liens other than Textron Financial's. Except upon payment in full of all Class 3 Allowed Claims, as provided for in the Plan, provided ILX Acquisition, Inc. is the Buyer, Textron Financial will not be paid any portion of the cash Sale proceeds or of the cash on hand generated by Debtors' operations. Any Buyer

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other than ILX Acquisition, Inc. must provide at least the same amount of cash for pre and post confirmation operating expenses, administrative expenses, and priority claims, and the same payment to creditors, other than Textron Financial, (including funding the Liquidating Trust) and equity holders (including funding the Stock Pool) that would be made if ILX Acquisition Inc. were the Buyer, and any additional amounts required by any orders entered by the Court governing the Sale process. Additionally, to the extent that a Buyer other than ILX Acquisition, Inc. does not have an agreement with Textron Financial, it must pay Textron Financial's Allowed Secured Claim in full, in cash, on the Effective Date, or as otherwise agreed by the Debtors, Textron Financial and the Buyer.

As discussed in the Disclosure Statement and herein, pursuant to Section 1123 of the Code and Rule 9019, and in consideration for the benefits provided herein by Textron Financial to the other Classes and Interests, and as a result of arm's-length negotiations, on the Effective Date, the provisions of this Joint Plan shall constitute a good faith compromise and settlement of all causes of action against Textron Financial, the Debtors, and any of their respective representatives, including those relating to the amount of Textron Financial's Claim, and the priority, validity, and extent of its Allowed Secured Claims. The foregoing, however, shall not be construed to eliminate any cause of action to enforce, or recover for the breach of, any obligation created by this Plan. The Confirmation Order will constitute the Court's finding and determination that the settlement and release are in the best interest of the Debtors, the Estates and the holders of Claims and Interests, are fair and equitable, are made in good faith, and are approved by the Court pursuant to Section 363 and Rule 9019.

Provided ILX Acquisition, Inc. is the Buyer, on the Effective Date, Textron Financial and Debtors shall set up an Escrow pursuant to the terms of the Plan. Pursuant to the terms of an Escrow Agreement which is attached as Exhibit "C" to the Disclosure Statement, on the Effective Date Textron Financial shall pay to the Escrow the sum of $2.1 million plus an interest reserve for 6 months at the rate of 12% per annum for the benefit of the Stock Pool. On the Effective Date the Debtors shall deliver to Textron Financial or its nominee a Special Warranty Deed to the USFS Land for the benefit of Textron Financial. As set forth in the Escrow Agreement, which like all operative documents under the Plan, shall be irrevocable after the Effective Date, Textron Financial shall cause the $2.1 million plus the then earned interest through the date of the payment to be paid to the Stock Pool by the Escrow at the time of Textron Financial's choosing within the six month period. The remaining interest reserve will be transferred to Textron Financial. Notwithstanding any of the foregoing, the funds held will be transferred to the Stock Pool no later than the date that is six months after the Effective Date. The remaining terms are set forth in the Plan and the Escrow Agreement.

This Class is impaired under the Plan.

Class 2-B Allowed Secured Claims of Irwin Union Bank, FSB

Class 2-B consists of two (2) Allowed Secured Claims secured by Real Property and Personal Property of one or more of the Debtors. The Allowed Secured Claims of Irwin Union Bank, FSB or its successor in interest ("Irwin Union") consist of the following:

(1) Secured real estate and personal property Loan alleged to be encumbering a timeshare hotel in Mishawaka, Indiana, with a principal balance listed in the Schedules in the approximate amount of $3,254,275, plus non-default interest and fees. The Claim is alleged to be fully secured by a valid and perfected first lien on real estate and personal property and the Allowed Secured Claim shall be paid in full on the Effective Date from the proceeds of the Sale of its collateral. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of Irwin Union and the Plan Proponents.

(2) Secured real estate Loan alleged to be encumbering a residence in Sedona, Arizona, with a principal balance listed in the Schedules in the approximate amount of $767,268, plus non-default interest and fees. The claim is alleged to be fully

secured by a valid and perfected first lien on real estate and personal property. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of Irwin Union and the Plan Proponents. On the Effective Date the Debtors shall transfer and convey to Irwin Union the real property and any personal property securing this Sedona loan as payment for the secured portion of its Allowed Claim. Irwin Union at its option may pursue an unsecured deficiency Claim which if allowed by the Court shall be treated and paid as a Class 3 Claim.

This Class is impaired under the Plan.

Classes 2-C and 2-C-1, Allowed Secured Claims of Resort Funding, LLC

Classes 2-C and 2-C-1 consist of the Allowed Secured Claims of Resort Funding LLC ("Resort Funding"). The Class 2-C Claim is a loan of approximately $2.0 million secured by a first lien on real property located in Sedona, Arizona. The Claim is alleged to be fully secured by a valid and perfected first lien on real estate. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of Resort Funding and the Plan Proponents. On the Effective Date the Debtors shall transfer and convey to Resort Funding the real property securing this loan in payment of its Allowed Secured Claim. Resort Funding at its option may assert an unsecured deficiency Claim which if Allowed by the Court shall be treated and paid as a Class 3 Claim.

With regard to Class 2-C-1 Claim, which is the timeshare contracts claim, Resort Funding holds a "reserve" for defaults in the timeshare contracts which the Debtors sold to Resort Funding. This reserve is an ever-changing journal entry, the calculation of which is based on customer defaults of timeshare receivables the Debtors sold to Resort Funding in accordance with that certain "Contract of Timeshare Receivables With Recourse." This "reserve" serves as further collateral securing the recourse nature of the sale of timeshare contracts to Resort Funding. Such reserves will be in full satisfaction of any defaults on the timeshare receivables sold. Resort Funding shall continue to collect payments from the timeshare contracts until its claim is paid in full. On the Effective

Date, the Debtors shall transfer and convey the right to the "reserve" to the Liquidating Trust subject to the lien of the Steele Foundation. Once Resort Funding is paid in full, any excess or residual funds in the "reserve" will be paid to The Steele Foundation and then the remainder will be used by the Liquidating Trust.

All defaults existing pre-petition and through Confirmation shall be deemed cured and shall not constitute a default under this Plan.

This Class is impaired under the Plan.

Class 2-D Allowed Secured Claim of US Bank, National Association

Class 2-D consists of an Allowed Secured Claim of US Bank ("USB") secured by real property and personal property of one or more of the Debtors. The Class 2-D Claim arises from a Secured Real Estate and Personal Property Loan with a principal balance listed in the Schedules in the approximate amount of $639,723, plus non-default interest and fees. USB further claims, without agreement from the Plan Proponents, that upon payment as provided in the Plan, and pursuant to the applicable loan documents, it will be entitled to a pre-payment penalty. The Plan Proponents reserve all rights to object the payment of any such pre-payment penalty. The Claim is fully secured by a valid and perfected first lien on real estate and personal property and the Allowed Secured Claim of this class shall be paid in full on the Effective Date from the proceeds of the Sale of its collateral. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of US Bank and the Plan Proponents.

This Class is not impaired under the Plan.

Class 2-E Allowed Secured Claim of M&I Marshall & Ilsley Bank

Class 2-E consists of the Allowed Secured Claim of M&I Marshall & Ilsley Bank ("M&I") which is secured by personal property of one or more of the Debtors. The Class 2-E Claim is listed in the Schedules in the approximate amount of $290,000, plus non-default contract interest and fees. The Claim is alleged to be secured by a valid and perfected lien on certain timeshare notes receivable. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of M&I and the Plan Proponents. M&I shall receive all of the proceeds from the collections of the timeshare notes receivables which secure its Loan. The pre-petition collateral of M&I, to the extent it has been used by the Debtors and no longer exists, shall be replaced with a first in priority lien on certain real property located in Sedona, Arizona, more specifically described in Exhibit "D" to the Disclosure Statement. On the Effective Date, the Debtors shall transfer and convey M&I's collateral to the Liquidating Trust so it can be sold and the proceeds collected. M&I shall retain a lien on its collateral to the same extent, validity and priority that existed pre-petition or as existed pursuant to the Cash Collateral Orders and shall be paid from the collection and sale of its collateral as the Liquidating Trust disposes of such collateral. All defaults existing prepetition and through Confirmation are deemed cured and shall not constitute a default under the Plan.

This Class is impaired under the Plan.

Class 2-F Allowed Secured Claim of The Steele Foundation, Inc.

Class 2-F consists of the Allowed Secured Claim secured by personal property of one or more of the Debtors. The Claim of The Steele Foundation, Inc. ("Steele Foundation") is listed in the Schedules in the approximate amount of $214,350, plus non-default contract interest and fees. The Claim is alleged to be secured by a junior lien on certain timeshare notes receivable holdbacks (also known as the Resort Funding "reserves") and, also, by a lien on certain treasury stock of ILX Resorts. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of The Steele Foundation and the Plan Proponents. It is not anticipated that the reserve will be sold to a Buyer at the Sale but rather the Debtors shall transfer and convey the rights to the reserve to the Liquidating Trust on the Effective Date. Steele Foundation will retain its lien on its collateral to the same extent, validity and priority that existed pre-petition and shall be paid from the collateral as the Liquidating Trust collects and disposes of such collateral.

This Class is impaired under the Plan.

Class 2-G Allowed Secured Claim of Arizona Bank & Trust Co.

Class 2-G consists of the Allowed Secured Claim of Arizona Bank & Trust Co. ("AZB"). The claim is listed in the Schedules in the approximate amount of $88,491, plus non-default contract interest and fees. This claim is alleged to be secured by a valid and perfected lien on certain real property and personal property located adjacent to the Kohl's Ranch Resort, Gila County, Arizona. The Allowed Secured Claim of this Class shall be paid in full in cash from the proceeds of the Sale of the collateral on the Effective Date. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of AZB and the Plan Proponents.

This Class is not impaired under the Plan.

Class 2-H Allowed Secured Claim of Brentwood Credit Corporation.

Class 2-H consists of the Allowed Secured Claim of Brentwood Credit Corporation ("Brentwood"). This claim is alleged to be secured by a valid and perfected lien on furniture and equipment. The Allowed Secured Claim of this Class shall be determined by the Bankruptcy Court or agreement of Brentwood and the Plan Proponents. It is anticipated to be approximately $56,422 as of November 30, 2009. Brentwood shall be paid in full in cash from the proceeds of the Sale of the collateral on the Effective Date.

This Class is not impaired under the Plan.

Class 2-I Allowed Secured Claim of Netbank Business Finance.

Class 2-I consists of the Allowed Secured Claim of Netbank Business Finance ("Netbank"). This claim is alleged to be secured by a valid and perfected lien on furniture and equipment but may have already been paid in full. The Allowed Secured Claim of this class shall be determined by the Bankruptcy Court or agreement of Netbank and the Plan Proponents. To the extent it has not be paid in full, then on the Effective Date the Allowed Secured Claim will be paid in full in cash from the proceeds of the Sale of the collateral.

This Class is not impaired under the Plan.

Class 2-J Allowed Secured Claim of GMAC Financial Services.

Class 2-J consists of the Allowed Secured Claim of GMAC Financial Services ("GMAC"). This Claim is alleged to be secured by a valid and perfected lien on a 2007 Chevrolet van. The Allowed Secured Claim shall be determined by the Bankruptcy Court or agreement of GMAC and the Plan Proponents. The Allowed Secured Claim shall be paid in full in cash on the Effective Date from the proceeds of the Sale of the collateral.

This Class is not impaired under the Plan.

Class 2-K Allowed Secured Claims of Maricopa County.

Class 2-K consists of the Allowed Secured Claim of the County of Maricopa, Arizona ("Maricopa County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within Maricopa County. On the Effective Date, to the extent not already paid, this Claim will be paid in full in cash from the proceeds of the Sale of its collateral.

This Class is not impaired under the Plan.

Class 2-L Allowed Secured Claims of Yavapai County.

Class 2-L consists of the Allowed Secured Claim of the County of Yavapai, Arizona ("Yavapai County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within Yavapai County. On the Effective Date, to the extent not already paid, this Claim will be paid in full in cash from the proceeds of the Sale of its collateral.

This Class is not impaired under the Plan.

Class 2-M Allowed Secured Claims of Coconino County.

Class 2-M consists of the Allowed Secured Claim of the County of Coconino, Arizona ("Coconino County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within Coconino County. On the Effective Date, if not already paid, the taxes due on the real properties being sold as a part of the Sale will be paid as a part of the closing. If the real properties are not sold but transferred to the Liquidating Trust, then the Allowed Claims will be paid in full when its collateral is sold. If the real properties securing such claim are returned to the creditor holding a deed of trust interest in the property, such allowed claims shall be paid by the creditor to whom the property was returned, provided however that Debtors shall pay the taxes on the USFS Land from the cash on hand prior to the transfer under this Plan to Textron Financial or its nominee.

This Class is not impaired under the Plan.

Class 2-N Allowed Secured Claims of Navajo County.

Class 2-N consists of the Allowed Secured Claim of the County of Navajo, Arizona ("Navajo County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within Navajo County. On the Effective Date, this Claim will be paid in full in cash from the proceeds of the Sale of its collateral.

This Class is not impaired under the Plan.

Class 2-O Allowed Secured Claims of Gila County.

Class 2-O consists of the Allowed Secured Claim of the County of Gila, Arizona ("Gila County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within Gila County. On the Effective Date, this Claim will be paid in full in cash from the proceeds of the Sale of its collateral.

This Class is not impaired under the Plan.

Class 2-P Allowed Secured Claims of Mohave County.

Class 2-P consists of the Allowed Secured Claim of the County of Mohave, Arizona ("Mohave County"), that is secured by a Senior Secured Claim in certain of the Debtors' real property located within Mohave County. On the Effective Date, the real property will be transferred to the Liquidating Trust subject to the liens and the Allowed Claim will be paid in full in cash when the collateral is sold.

This Class is not impaired under the Plan.

Class 2-Q Allowed Secured Claims of Pima County.

Class 2-Q consists of the Allowed Secured Claim of the County of Pima, Arizona ("Pima County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within Pima County. On the Effective Date, this Claim will be paid in full in cash from the proceeds of the Sale of its collateral.

This Class is not impaired under the Plan.

Class 2-R Allowed Secured Claims of St. Joseph County, Indiana.

Class 2-R consists of the Allowed Secured Claim of St. Joseph County, Indiana ("St. Joseph County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within St. Joseph County. On the Effective Date, this Claim will be paid in full in cash from the proceeds of the Sale of its collateral.

This Class is not impaired under the Plan.

Class 2-S Allowed Secured Claims of Larimer County, Colorado.

Class 2-S consists of the Allowed Secured Claim of the County of Larimer, Colorado ("Larimer County"), that is secured by a Senior Secured Claim in certain of the Debtors' and ILX Resorts Affiliates' real property located within Larimer County. On the Effective Date, this Claim will be paid in full in cash from the proceeds of the Sale of its collateral.

This Class is not impaired under the Plan.

C. **Class 3 – Allowed Unsecured Claims**

Class 3 consists of those Allowed Unsecured Claims held by creditors against any of the Debtors. Creditors holding Allowed Class 3 Claims will receive distributions on a pro rata basis with other Class 3 Claims from the Liquidating Trust pursuant to the Liquidating Trust Agreement as the assets in the Liquidating Trust are collected or disposed of and as proceeds become available for distribution. As set forth in the Liquidating Trust Agreement and Article V.B. below, the Liquidating Trustee and Secured Claims on certain assets shall be paid prior to the Class 3 Claims. After all Allowed Unsecured Claims are paid in full, if there are any excess funds in the Liquidating Trust, such funds shall be paid to Textron Financial.

This Class is impaired under the Plan.

D. Class 4 – Allowed Equity Interests

Class 4 consists of the Allowed Equity Interests in the Debtors, except ILX. There is no excess or value to pay any distributions to Class 4 Equity Interests so they will receive no distributions under the Plan.

This Class is impaired under the Plan.

E. Class 5- Allowed Interests of Holders of ILX Stock

The Allowed Interests of Holders of ILX Stock shall receive distributions from the Stock Pool in exchange for delivery of their share certificates, which shall be cancelled upon the Disbursing Agent's direction to the transfer agent and payment of the transfer agent's fees therefor. Any Stock Pool distributions will be made on a pro rata basis to the holders of ILX Stock such that for every dollar distributed, preferred shareholders shall receive two-thirds of such distributions and common shareholders shall receive one-third of such distributions, provided however preferred shareholders shall receive a maximum distribution of $2.00 per share, and the balance of any money available for distribution shall be distributed pro rata to common shareholders. Other than distributions from the Stock Pool, there is no excess or value to pay any distribution to Class 5 Interests. The Interests in ILX are not being cancelled on the Effective Date, notwithstanding that Class 5 Interests will be cancelled at a later date in connection with distributions by the Disbursing Agent, as provided herein, however, the corporate shell shall remain in existence after the effective date for such time as is necessary for it to be dissolved according to state law and as necessary for its wind-up activities and for securities filings to be made to end its public reporting obligations.

This Class is impaired under the Plan.

V.   MEANS FOR IMPLEMENTING AND EXECUTING THE PLAN

The funding and implementation of the Plan will be provided principally from the Sale of substantially all of the assets of the Debtors, the creation of the Escrow for the benefit of the Stock Pool, the transfer of certain collateral to the creditors holding valid liens on such collateral, the settlement and release of causes of actions against Textron Financial, and the disposition and collection of the remaining assets by the Liquidating Trust for the benefit of the Allowed Class 3 Claims, among other things.

A.   Sale of Substantially All Assets

Substantially all of the assets of the Debtors shall be sold pursuant to the Plan and §363 of the Bankruptcy Code. Debtors and ILX Acquisition, Inc., with the approval of Textron Financial, have negotiated a sale of substantially all of the Debtors' assets. An asset purchase agreement setting forth the terms of such sale is being prepared and will be filed as a supplemental exhibit to the Disclosure Statement as soon as is practicable, and when filed will be designated as Exhibit "B" to the Disclosure Statement. The offer represented by the asset purchase agreement will serve as a stalking horse offer and higher and better bids will be sought as a part of the Sale process.

A Sale Motion will be filed and a procedure will be approved and will proceed on a parallel track as the solicitation and confirmation of the Plan. The Sale procedure is anticipated to require a bid process, qualification of bidders, posting of earnest money, finalization of the draft purchase and sale agreement prior to the sale hearing, identification of the assets to be sold and contracts to be assumed and assigned, a sale hearing in the Court where higher and better bids are made, approval of the highest and best bid by the Court, and a closing on the Effective Date of the Plan. It is also anticipated that secured creditors will be allowed to credit bid on their collateral. It is anticipated that the Sale process will be completed simultaneously with the Confirmation of the Plan. The approval of the Sale and its closing are contingent on Confirmation of the Plan. The Effective Date of the Plan and closing of the Sale shall occur at the same time.

The following paragraph and analysis applies to the Sale and treatment of creditors and parties-in-interest under the Plan only in the event that ILX Acquisition, Inc. is the Buyer. The current offer is anticipated to provide $29,672,251 from the Sale. The offer includes assumption of $23,815,339 in indebtedness to, and the liens of, Textron Financial and payment of $5,856,912 in cash. As agreed to by Textron Financial, this cash, when combined with the Debtors' cash on hand as of the Effective Date, will be used to pay Class 1-A Allowed Administrative Claims and Class 1-B Allowed Priority Claims in full, and to provide payment in full to the Class 2 Allowed Secured Claims on the assets to be sold, except for that of Textron Financial. There will be assets of the Debtors which will not be sold. Under the Plan, those assets will either be returned to the Secured Claim holder in exchange for the payment of the Debt, or, as agreed to by Textron Financial, will be transferred and conveyed to the Liquidating Trust for disposition and collection for the benefit of Class 3 Allowed Claims. Attached as Exhibit "F" to the Disclosure Statement is a statement of agreed upon sources and uses of the Sales proceeds and Textron Financial's collateral and the other assets to be sold. In addition the Sale proceeds and the cash on hand on the Effective Date will be used to pay and will be reserved for the payment of budgeted and estimated operating expenses of the Debtors, incurred prior to and after Confirmation, as set forth in Exhibit "I" to the Disclosure Statement. As the amounts are estimates Exhibit "F" and Exhibit "I" may be amended by the Plan Proponents at any time prior to the closing of the Sale. The excess cash from the Sale and cash on hand on the Effective Date that is not budgeted or reserved for payment of pre-confirmation and post-confirmation operating expenses as set forth above will on the

Effective Date be transferred to and held in an interest bearing escrow account at an escrow company mutually agreeable to Debtors and Textron Financial and will be disbursed upon mutual agreement of the Reorganized Debtors and Textron Financial for payment of additional pre-confirmation or post-confirmation operating expenses or upon Court order. Once all pre-confirmation payments and post-confirmation payments are made by the Reorganized Debtors as provided for in the budget and reserves and if needed the escrow account, any additional unused cash shall be transferred to the Liquidating Trust. Reorganized Debtors shall pay such pre-confirmation and post-confirmation expenses within 90 days of the Effective Date, or as otherwise agreed to by the Plan Proponents or permitted by the Court.

In addition, Textron Financial and the Debtors shall set up the Escrow as indicated below for the benefit of the Stock Pool.

In the event that any party other than ILX Acquisition, Inc. is the Buyer, its approved bid must provide at least the same amount of cash for pre and post confirmation operating expenses, administrative expenses, and priority claims, and the same payment to creditors, other than Textron Financial, (including funding the Liquidating Trust) and equity holders (including funding the Stock Pool) that would be made if ILX Acquisition Inc. were the Buyer, and any additional amounts required by any orders entered by the Court governing the Sale process. Additionally, to the extent that a Buyer other than ILX Acquisition, Inc. does not have an agreement with Textron Financial, it must pay Textron Financial's Allowed Secured Claim in full, in cash, on the Effective Date, or as otherwise agreed by the Debtors, Textron Financial and the Buyer.

B. Liquidating Trust

Provided ILX Acquisition Inc. is the Buyer, on the Effective Date, or on a date otherwise agreed by the Plan Proponents, except for the assets intended for the Stock Pool (as described below) and the Sale proceeds and cash on hand budgeted and reserved for payment of Administrative Claims, Priority Claims, and pre and post confirmation operating expenses, unsold assets of the Debtors will be transferred and conveyed to the Liquidating Trust for the benefit of the Class 3 Allowed Claims. Initially it is anticipated that the unsold assets will include (1) Debtors' interest in unsold real estate located in Sedona, Arizona, Bullhead City, Arizona and Puerto Penasco, Mexico, (2) the residual proceeds from the consumer payments on the non-eligible pre-petition note receivables, which receivables shall be transferred to the Buyer, that were less than 90 days delinquent as of the Petition Date (after the Buyer collects $500,000 in consumer payments including discounts given in settlement and upgrades plus applicable servicing fees), (3) the residual interest in the "reserve" of Resort Funding and Steele Foundation; and (4) $10,000 in cash. On the Effective Date the Debtors shall transfer and convey all such assets to the Liquidating Trust for the benefit of the Class 3 Allowed Claims. Any other assets not otherwise sold as a part of the Sale or contributed to the Stock Pool under the Plan or transferred to a Secured Creditor holding a lien, including all rights to payments, or excess proceeds from the sale of assets will be transferred to the Liquidating Trust by the Reorganized Debtors upon a determination by the Reorganized Debtors and Textron Financial that such assets are not necessary to make any payments required by this Plan.

Pursuant to the terms of the Liquidating Trust Agreement and this Plan, the Liquidating Trustee will, among other things, collect, administer, settle and distribute in accordance with the terms of the Plan and the Liquidating Trust, the Trust assets and the proceeds thereof. The Liquidating Trust will be controlled by the Liquidating Trust Agreement, a copy in substantially the form to be approved is attached to the Disclosure Statement as Exhibit "E," which will be approved by the Court in the Confirmation Order. The Liquidating Trustee shall be selected by the Plan Proponents and will be approved by the Court in the Confirmation Order. The Liquidating Trust is being established for the benefit of the Class 3 Allowed Claims who shall be the beneficiaries of the Liquidating Trust. The Liquidating Trust shall marshal the assets and sell them for the benefit of the Allowed Class 3 Claims. The distributions shall be made first to the applicable Allowed

Secured Claim if there is one out of the net proceeds of the sale of its collateral, next for the operating expenses of the Liquidating Trust, including reasonable compensation for the Liquidating Trustee, then to the Allowed Class 3 Claims until paid in full. Distributions to the Allowed Class 3 Claims will be paid on a pro rata basis with the other Allowed Class 3 Claims. The Liquidating Trust shall pursue and review all objections to Claims. Until all objections to Claims have been resolved, the Liquidating Trust shall maintain sufficient reserves to protect such Claims. As more specifically set forth in the Liquidating Trust Agreement, the Liquidating Trust shall retain and have Debtors' rights to enforce and pursue offset or recoupment rights, affirmative defenses, counterclaims, and claims or rights relating to the assets transferred to the Liquidating Trust. In no event, however, will the Liquidating Trustee be given the power or authority to pursue any avoidance actions under the Bankruptcy Code or otherwise applicable law, including, but not limited to, actions pursuant to sections 544, 546, 547, 548, or 549 of the Bankruptcy Code. Because as a part of the settlement, Textron Financial has consented to collateral otherwise subject to its liens to be used by Debtors and transferred to the Liquidating Trust, any residual or unused funds after all of the above are paid shall be paid to Textron Financial.

Upon the distribution of all the Liquidating Trust assets, pursuit and collection of all the assets, and the preparation and filing of any tax returns required by the Liquidating Trust, the Liquidating Trust may be terminated and the Liquidating Trust and Liquidating Trustee shall have no further responsibilities or duties.

In the event that a party other than ILX Acquisition Inc. is the Buyer, it must provide at least the amount of cash or assets to the Liquidating Trust that would be received if ILX Acquisition, Inc. were the Buyer.

C.   **Stock Pool for Class 5 Interests**

Provided ILX Acquisition, Inc. is the Buyer, on the Effective Date, the following assets, which are presently subject to Textron Financial's security interest, will be transferred and conveyed to the Stock Pool free and clear of Textron Financial's liens for the benefit of the Class 5 Interests. The assets will include (1) Debtors' interest in the merchant deposit account at First Data Services, LLC, or its successor in interest Banc of America Merchant Services; (2) an interest in the Escrow set up pursuant to the Escrow Agreement for the payment of $2.1 million; and (3) any tax refunds and rights to future tax refunds. The distribution of the above-referenced assets shall be governed by the Stock Pool Disbursing Agreement (the "Stock Pool Disbursing Agreement") attached to the Disclosure Statement as Exhibit "A." The Escrow will be set up for the benefit of the Stock Pool wherein Textron Financial shall fund $2.1 million plus a 6-month interest reserve at 12% per annum pursuant to the terms of the Escrow Agreement. On the Effective Date, the Debtors shall provide an executed special warranty deed for the USFS Land to Textron Financial or its nominee. Upon transfer of the USFS Land, Textron Financial or nominee may market the USFS Land and make all the decisions concerning a sale to a third party. Pursuant to the Escrow Agreement, which like all other operative documents under the Plan shall be irrevocable, and at its option, Textron Financial may at any time during the 6 month period decide to end the Escrow by instructing that the payment of the $2.1 million and interest through the date of payment be made to the Stock Pool, at which time the remaining proceeds for the unpaid interest shall be paid to Textron Financial. Notwithstanding any of the foregoing, the funds held in the Escrow will be transferred to the Stock Pool no later than the date that is six months after the Effective Date.

Pursuant to the terms of the Plan and the Stock Pool Disbursing Agreement, Nancy Stone shall serve as the Disbursing Agent for the Stock Pool and will, among other things, receive, administer and distribute in accordance with the terms of the Plan, the Stock Pool proceeds to the Class 5 Interests. Upon issuance of the shareholder list described in the definition of "ILX Stock" herein, the Disbursing Agent shall be entitled to rely upon, and make distributions pursuant to such list as the definitive list of Class 5 Interests, and shall have no obligation to pursue or resolve objections relating to stock ownership or be required to maintain any reserves to cover such disputes. Prior to distribution, the Disbursing Agent shall pay itself the expenses of administering and distributing the assets, including reasonable compensation and reimbursement of expenses and pay the third-party escrow agent, transfer agent and paying agent service, and other similar expenses.

It is anticipated that Debtor ILX will continue to exist and shall not be dissolved, pending further action of its Board. Under Section 1145 of the Bankruptcy Code, and pursuant to the Plan, ILX shall become a privately held company and its stock shall no longer be listed on any public exchange, or sold on any public exchange. Depending upon the final terms of any sale to the Buyer, it is anticipated that Debtors ILE Sedona Incorporated, Los Abrigados Partners Limited Partnership, ILX-Bruno LLC, Puerto Penasco Vacation Destinations, S. de R.L. de C.V., Sea of Cortez Premiere Vacation Club, S. de R.L. de C.V., Rocky Point Genesis Incorporated, Premiere Development Incorporated, VCA South Bend Incorporated, VCASB Partners General Partnership, VCA Tucson Incorporated, ILX Bell Rock Incorporated and Harbor Southwest Development Inc., ILX Tourist Station Incorporated, Genesis Investment Group Inc. and First Piggy LLC may be terminated after the Effective Date.

Non-filing companies (non-debtors) which will terminate post Confirmation are All Star Resorts, Inc., First Piggy Rewards Incorporated, FPB Holdings Incorporated, Laveen Properties, Inc., Timeshare Resale Brokers, Inc., Varsity Clubs of America Incorporated, VCA Management Incorporated, and VCA Nevada Incorporated. It is anticipated that Golden Eagle Resort, Inc., Golden Eagle Realty Incorporated and Kohl's Ranch Water Company may remain in existence post Confirmation if acquired by the Buyer (principally because state law or regulations may require and/or support their existence).

In the event that a party other than ILX Acquisition Inc. is the Buyer, it must provide at least the amount of cash to the Stock Pool that would be received if ILX Acquisition, Inc. were the Buyer.

D.   **Operation of the Business**

Upon the closing of the Sale to ILX Acquisition, Inc., it is anticipated that the operations of the resorts will transfer to the Buyer and the business operations of the Debtors will cease, except for the winding down of its business operations which will be carried out by the Reorganized Debtors. As stated above, after payment of all Class 1-A Allowed Administrative Claims, Class 1-B Allowed Priority Claims, and Class 2 Claims held by creditors' whose collateral is being sold, other than Textron Financial the payment and treatment of which shall be as provided in the Plan, the excess Sale proceeds and the cash on hand on the Effective Date will be used to pay and will be reserved for the payment of budgeted and estimated operating expenses of the Debtors, incurred prior to and after Confirmation, as set forth in Exhibit "I" to the Disclosure Statement. As the amounts are estimates, Exhibit "F" and Exhibit "I" may be amended by the Plan Proponents at any time prior to the closing of the Sale. The excess cash from the Sale and cash on hand on the Effective Date that is not budgeted or reserved for payment of pre-confirmation and post-confirmation operating expenses as set forth above will on the Effective Date be transferred to and held in an interest bearing escrow account at an escrow company mutually agreeable to Debtors and Textron Financial and will be disbursed upon mutual agreement of the Reorganized Debtors and Textron Financial for payment of additional pre-confirmation or post-confirmation operating expenses or upon Court order. Once all pre-confirmation payments and post-confirmation payments are made by the Reorganized Debtors as provided for in the budget and reserves and if needed the escrow account, any additional unused cash shall be transferred to the Liquidating Trust. Reorganized Debtors shall pay such pre-confirmation and post-confirmation expenses within 90 days of the Effective Date, or as otherwise agreed to by the Plan

Proponents or permitted by the Court. Once all pre-confirmation payments and post-confirmation payments are made by the Reorganized Debtors pursuant to the budget and reserves or the escrow account as set forth above, any additional unused cash shall be transferred to the Liquidating Trust. It is possible that the Liquidating Trust, Disbursing Agent or the Buyer may employ some or all of the employees of the Debtors after the Effective Date. In addition the Buyer will possibly employ many if not all of the employees involved in the day to day operations of the resorts and properties. No decision has been made at this time but prior to the commencement of the Confirmation Hearing supplemental disclosures will be made by the Buyer and filed with the Court.

In the event that any party other than ILX Acquisition, Inc. is the Buyer, its approved bid must provide at least the same amount of cash for pre and post confirmation operating expenses, administrative expenses, and priority claims, and the same payment to creditors, other than Textron Financial, (including funding the Liquidating Trust) and equity holders (including funding the Stock Pool) that would be made if ILX Acquisition Inc. were the Buyer, and any additional amounts required by any orders entered by the Court governing the Sale process. Additionally, to the extent that a Buyer other than ILX Acquisition, Inc. does not have an agreement with Textron Financial, it must pay Textron Financial's Allowed Secured Claim in full, in cash, on the Effective Date, or as otherwise agreed by the Debtors, Textron Financial and the Buyer.

E. **Disbursing Agent**

Nancy Stone shall act as the Disbursing Agent for Class 5 Interests under the Plan.

F. **Documentation of Plan Implementation**

In the event any entity which possesses an Allowed Secured Claim or any other lien in any of the Debtors' property for which the Plan requires the execution of any documents to incorporate the terms of the Plan, fails to provide a release of its lien or execute the necessary documents to satisfy the requirements of the Plan, the affected

Debtor or Textron Financial may record a copy of this Plan or the Confirmation Order with the appropriate governmental agency and such recordation shall constitute the lien release and creation of any necessary new liens to satisfy the terms of the Plan. If either Textron Financial or the Debtors deems advisable, either may obtain a further Order from the Court that may be recorded in order to implement the terms of the Plan.

G. Conditions Precedent to the Effective Date of the Plan

The following are the conditions precedent to the Effective Date of the Plan: (1) the Confirmation Date has occurred; (2) the Confirmation Order in form and substance acceptable to the Plan Proponents has been entered and is a Final Order, except that Plan Proponents reserve the right to cause the Effective Date to occur notwithstanding the pendency of an appeal of the Confirmation Order, under circumstances that would moot such appeal; (3) the Sale has been approved and the Sale is ready to close and all conditions to the closing, including conditions pursuant to the Asset Purchase Agreement and Escrow Agreement, have been satisfied so that on the Effective Date sufficient funds are available to make the payments required under the Plan on the Effective Date; and (4) no request for revocation of the Confirmation Order under §1144 has been made, or if made, remains pending. The conditions to the Effective Date may be waived in whole or in part by the Plan Proponents in writing at any time without notice, or by an order of the Bankruptcy Court, or any further action other than proceeding to Confirmation and consummation of the Plan. Upon occurrence, the Plan Proponents shall file and serve a Notice of Effective Date of Plan.

H. Settlements and Releases under Plan

Pursuant to the agreement between Textron Financial and Debtors, upon the Effective Date any and all claims and Causes of Action by any of the Debtors against Textron Financial, and its officers, directors, agents and professionals are released and waived, including but not limited to, any challenges to the validity and priority of any of its liens or security interests in Debtors' assets, provided however that the Textron

Financial obligations under this Plan are not released. As discussed in the Disclosure Statement and herein, pursuant to Section 1123 of the Code and Rule 9019, and in consideration for the benefits provided herein by Textron Financial to the other Classes and Interests, and as a result of arm's-length negotiations, on the Effective Date, the provisions of this Plan shall constitute a good faith compromise and settlement of all causes of action against Textron Financial, including the amount of its Claim, and the priority, validity, and extent of its Allowed Secured Claims. The Confirmation Order will constitute the Court's finding and determination that the settlement and release are in the best interest of the Debtors, the Estates and the holders of Claims and Interests, are fair and equitable, are made in good faith, and are approved by the Court pursuant to Section 363 and Rule 9019.

VII.   EFFECT OF CONFIRMATION

Except as otherwise provided in the Plan or the Confirmation Order, Confirmation acts as a discharge, effective as of Confirmation, of any and all debts of the Debtors, that arose any time before the entry of the Confirmation Order including, but not limited to, all principal and all interest accrued thereon, pursuant to §1141 (d)(1) of the Bankruptcy Code. The discharge shall be effective as to each Claim, regardless of whether a proof of claim thereon was filed, whether the Claim is an Allowed Claim, or whether the holder thereof votes to accept the Plan.

The entry of the Confirmation Order shall act as a full and complete release of the Debtors' and ILX Resorts' Affiliates' current and former officers, directors, employees, attorneys, agents, brokers, advisors, shareholders, representatives, and professionals and their affiliates, heirs, assigns and successors, from any and all claims and causes of action relating to the business conducted by the Debtors or the ILX Resorts Affiliates, the Plan, and the contemplated Sale under the Plan, except that the Debtors and Reorganized Debtors are required to perform their obligations and duties under the Plan, the Escrow Agreement and the Asset Purchase Agreement.

VIII. OBJECTIONS TO AND ESTIMATIONS OF CLAIMS AND INTERESTS

A. Claims or Interests Objections and Date for Filing Objections

As soon as practicable, but in no event later than 120 days after the Effective Date, objections to Claims or Interests shall be filed with the Bankruptcy Court and served upon the Plan Proponents and the holders of each of the Claims or Interests to which objections are made pursuant to the Bankruptcy Code and the Bankruptcy Rules. Objections filed after such date will be barred. In addition to parties who may object under the Bankruptcy Code, the Liquidating Trust shall have standing to object to any and all Class 3 Claims and the Disbursing Agent shall have standing to object to any and all Class 5 Interests.

B. Settlement of Claims or Interests

Settlement of any objection to a Claim or Interest not exceeding $10,000 shall be permitted on the eleventh (11th) day after notice of the settlement has been provided to the Creditors and Interests, the settling party, and other persons specifically requesting such notice, and if on such date there is no written objection filed, such settlement shall be deemed approved. In the event of a written objection to the settlement, the settlement must be approved by the Court on notice to the objecting party.

C. Estimation of Claims or Interests

For purposes of making distributions provided for under the Plan, all Claims or Interests objected to shall be estimated by the Liquidating Trust or the Disbursing Agent at an amount equal to (i) the amount, if any, determined by the Court pursuant to §502(c) of the Bankruptcy Code as an estimate for distribution purposes; (ii) an amount agreed to between the Liquidating Trust or Disbursing Agent and the party; or, (iii) that amount set forth as an estimate in the Plan or Disclosure Statement. Notwithstanding anything herein to the contrary, no distributions shall be made on account of any Claim or Interest until such Claim is an Allowed Claim or such Interest is an Allowed Interest.

D.   Unclaimed Funds and Interest

Distribution to Claimants and Interests shall be mailed by the Liquidating Trust or Disbursing Agent to the Claimants or Interests at the address appearing on the master mailing matrix unless the party provides the Liquidating Trust or Disbursing Agent with an alternative address. For a period of one year from the date that a distribution was to be made but has gone uncollected by the party, the Liquidating Trust or Disbursing Agent shall retain any distributions otherwise distributable hereunder which remain unclaimed or as to which the Liquidating Trust or Disbursing Agent has not received documents required pursuant to the Plan. Thereafter, the unclaimed funds shall re-vest in the Liquidating Trust or Stock Pool as applicable.

IX.   NONALLOWANCE OF PENALTIES AND FINES

Except as otherwise provided in the Plan, no distribution shall be made under this Plan on account of, and no other Allowed Claim, whether secured, unsecured, administrative, or priority, shall include any fine, penalty, exemplary or punitive damages relating to or arising from any default or breach by the Debtors, and any Claim on account thereof shall be deemed disallowed, whether or not an objection was filed to it.

X.   CLOSING OF CASE

Until this case is officially closed, the Liquidating Trust will be responsible for filing post-Confirmation reports required by the United States Trustee for the applicable assets and distributions and paying the quarterly post-Confirmation fees associated therewith of the United States Trustee, in cash, pursuant to 28 U.S.C. § 1930, as amended and the Disbursing Agent shall be responsible for filing such reports and paying such fees associated with its assets and distributions. Pursuant to 11 U.S.C. § 1129(a)(12), all fees payable under section 1930 of title 28, as determined by the Court at the hearing on confirmation of the Plan, will be paid, in cash, on the Effective Date.

XI. MODIFICATION OF THE PLAN

In addition to their modification rights under §1127 of the Bankruptcy Code, the Plan Proponents jointly may amend or modify this Plan at any time prior to Confirmation without leave of the Court. The Plan Proponents may propose amendments and/or modifications of this Plan at any time subsequent to Confirmation with leave of the Court and upon notice to Creditors and Interests. After Confirmation of the Plan, the Liquidating Trust may, with approval of the Court, as long as it does not materially or adversely affect the interests of Creditors, remedy any defect or omission or reconcile any inconsistencies of the Plan, or in the Confirmation Order, if any may be necessary to carry out the purposes and intent of this Plan. Similarly, after Confirmation of the Plan, the Disbursing Agent may, with approval of the Court, as long as it does not materially or adversely affect the rights and Claims of the Class 3 Claims and other Claimants, or the interests of Interests, remedy any defect or omission or reconcile any inconsistencies of the Plan, or in the Confirmation Order, if any may be necessary to carry out the purposes and intent of this Plan.

XII. JURISDICTION OF THE COURT

The Court will retain jurisdiction until this Plan has been fully consummated for including, but not limited to, the following purposes:

A.   The classification of the Claims of any Creditors or Interests and the re-examination of any Claims or Interests which have been allowed for the purposes of voting, and for the determination of such objections as may be filed to the Creditor's Claims or Interests. The failure by a party to object to or examine any Claim or Interest for the purpose of voting shall not be deemed to be a waiver of such rights to object to or to re-examine the Claim or Interest in whole or in part.

B.   To determine any Claims or Interests which are disputed, whether such objections are filed before or after Confirmation, to estimate any Unliquidated or Contingent Claims or Interests pursuant to 11 U.S.C. § 502(c)(1) upon request of the

Liquidating Trust or any holder of a Contingent or Unliquidated Claim or Interest, and to make determination on any objection to such Claim or Interest.

C.   To determine all questions and disputes regarding title to the assets of the estate, and determination of all causes of action, controversies, disputes or conflicts, whether or not subject to action pending as of the date of Confirmation, between a Debtor, the Liquidating Trust and/or any other party, including but not limited to, any rights of the Debtors or Liquidating Trust to recover on assets as set forth in the Liquidating Trust Agreement. Nothing herein shall grant to or be read to transfer any of the Debtors' Avoidance Actions to the Liquidating Trust.

D.   The correction of any defect, the curing of any omission or any reconciliation of any inconsistencies in this Plan, or the Confirmation Order, as may be necessary to carry out the purposes and intent of this Plan.

E.   The modification of this Plan after Confirmation, pursuant to the Bankruptcy Rules and the Bankruptcy Code.

F.   To enforce and interpret the terms and conditions of this Plan.

G.   The entry of an order, including injunctions, necessary to enforce the title, rights and powers of the Liquidating Trust or the Disbursing Agent, and to impose such limitations, restrictions, terms and conditions of such title, right and power that this Court may deem necessary.

H.   The entry of an order concluding and terminating this case.

I.   The sale of any of the assets owned by the Debtors or the Liquidating Trust.

The Debtors are not aware of any claims or causes of action under section 1123(b)(3) or any avoidance actions under sections 546, 547, 548, or 549 of the Bankruptcy Code.

XIII.   EXECUTORY CONTRACTS AND UNEXPIRED LEASES

Debtors reject all executory contracts and unexpired leases except for those set forth in Exhibit "G" to the Disclosure Statement. The contracts and leases set forth in

Exhibit "G" to the Disclosure Statement are assumed subject to the Plan being confirmed and the Court's approval of the assignment of such contracts and leases to the Buyer. Exhibit "G" may be amended at any time prior to the Confirmation hearing and as a part of the Sale Process until the Sale is approved. The Plan Proponents, in consultation with ILX Acquisition, Inc., shall give notice of their intent to reject, or assume and assign, each executory contract no later than 7 days prior to the Confirmation Hearing. If there are amounts which are required to be "cured" as a result of the assumption, the Buyer and Plan Proponents will reach agreement with such claimant as to the amount to be cured, and the method for "cure." If the parties do not reach agreement, then the matter will be submitted to the Court for determination. The amount of any required cure payments will be agreed upon by the relevant parties, or submitted to the Court for determination, prior to the hearing set on confirmation of the Plan. Claims for any executory contracts or unexpired leases rejected, pursuant to Court Order, shall be filed no later than 15 days after entry of an Order of rejection. Any such Claims not timely filed and served shall be disallowed.

XIV. <u>VESTING</u>

On the Effective Date, except for those assets set forth in Section V.B. hereof, which shall vest in the Liquidating Trust, and except as otherwise provided in the Plan, all property of the estate shall vest in the Reorganized Debtors for distribution and use pursuant to this Plan.

/ / /

/ / /

/ / /

/ / /

/ / /

DATED: June 17, 2010

                                ILX RESORTS INCORPORATED,
                                By Polsinelli Shughart P.C.

                                By:_____
                                    John J. Hebert

                                TEXTRON FINANCIAL CORPORATION

                                By:_____
                                    Kyle C. Shonak
                                Its: Assistant Vice President

Prepared and submitted by Counsel:

POLSINELLI SHUGART P.C.

By:_____
    John J. Hebert (No. 010633)
    Mark W. Roth (No. 010708)
    Wesley D. Ray (No. 026351)
    Attorneys for Debtors

FENNEMORE CRAIG, P.C.

By:_____
    Cathy L. Reece (No. 005932)
    Keith L. Hendricks (No. 012750)
    Attorneys for Textron Financial
    Corporation

2301074.4

DATED: June 17, 2010

ILX RESORTS INCORPORATED,
By Polsinelli Shughart P.C.

By: */s/ John H. Hebert*
    John J. Hebert

TEXTRON FINANCIAL CORPORATION

By:

Its:

Prepared and submitted by Counsel:

POLSINELLI SHUGHART P.C.

By:*/s/ John J. Hebert*
    John J. Hebert (No. 010633)
    Mark W. Roth (No. 010708)
    Wesley D. Ray (No. 026351)
    Attorneys for Debtors

FENNEMORE CRAIG, P.C.

By:*/s/ Cathy L. Reece*
    Cathy L. Reece (No. 005932)
    Keith L. Hendricks (No. 012750)
    Attorneys for Textron Financial
    Corporation

2301074.4